BLACKWELL  Eric J. Gervais     4801 MAIN STREET        DIRECT LINE        FAX
SANDERS    Associate           SUITE 1000              (816) 983-8362     (816) 983-8080
LLP                            KANSAS CITY, MO  64112
           EMAIL ADDRESS                               TELEPHONE          WEBSITE ADDRESS
           egervais@blackwellsanders.com               (816) 983-8000     www.blackwellsanders.com

                                November 6, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Larry Greene

     Re:  Tortoise Gas and Oil Corporation (the "Fund")
          File Number 811-22097

To the Commission:

     On September  29,  2007,  the Fund filed with the  Securities  and Exchange
Commission  (the  "Commission")  a  registration  statement  on  Form  N-2  (the
"Registration Statement") pursuant to Section 8(b) of the Investment Company Act of 1940 (the "1940 Act").  On October 16, 2007,  the Fund received oral comments
(the  "Comments")  on  the  Registration  Statement  from  Larry  Greene  of the
Commission staff.

     On October 17,  2007,  the Fund filed with the  Commission  a  Registration
Statement on Form N-2 (the "IPO  Registration  Statement")  under the Securities
Act of 1933 and the 1940 Act in connection with its initial public offering. The
IPO Registration  Statement contains  disclosure  substantially the same as that found  in the  Registration  Statement  except  that the  disclosure  in the IPO
Registration  Statement,  as agreed to with Mr.  Greene,  has been revised where appropriate in response to the Comments.

     The purpose of this letter is to respond to the Comments.  The text of each
Comment  has been  included in this  letter for your  reference,  and the Fund's response is presented below.

1.   Comment:  Please explain to the staff whether the Fund intends to invest in foreign securities.

     Response:  The Fund hereby confirms to the staff that it does not intend to invest in foreign securities.

2.   Comment:  Please explain to the staff why the  Registration  Statement does not contain a fee table as required pursuant to Section 3.1 of Form N-2.

     Response:  The Fund acknowledges that the disclosure  typically required by
     Section 3.1 of Form N-2 is not  automatically  excepted from being provided pursuant to paragraph 3

November 6, 2007

     of  General  Instruction  G of Form  N-2,  but  does not  believe  that the disclosure  typically  required  by Section  3.1 would be  relevant  in the context of, and thus is not  required to be included  in, the  Registration
     Statement.

     Item 3.1 of Form N-2 provides that "[i]f the prospectus offers common stock of the Registrant,  include  information  about the costs and expenses that investor will bear directly or  indirectly,  using the captions and tabular format  illustrated  below." As noted in the  Registration  Statement,  the
     Fund's  common  shares  were  offered and sold  pursuant to a  confidential offering memorandum and relied on the exemptions from registration provided by Rule 506 of  Regulation D  promulgated  under the 1933 Act and Rule 144A promulgated under the 1933 Act, respectively. These sales occurred prior to the filing of the Registration  Statement,  and the Registration  Statement
     was filed solely to satisfy the Fund's obligations pursuant to Section 8(b)
     of the 1940 Act. The Registration Statement was not used in connection with the sale of the  Fund's  common  shares.  Thus,  the  disclosure  typically required by Section 3.1 is not relevant or beneficial.  For the information of the staff,  the Fund notes that other  registered  investment  companies filing registration  statements on Form N-2 pursuant to Section 8(b) of the
     1940 Act have also not provided the disclosure  typically  required by Item
     3.1 of Form  N-2.  In  addition,  the Fund  notes  that it has  provided  a comprehensive fee and expense table in the IPO Registration Statement.

3.   Comment:  Please revise the following  disclosure  found in Item 8.1 of the
     Registration Statement to explain its significance. "Unlike most investment companies,  we are treated as a corporation and not a regulated  investment company ("RIC") for federal income tax purposes."

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

4.   Comment: Please revise the Fund's disclosure to clarify the role of coal in the following  disclosure found in Item 8.1 of the Registration  Statement.
     "Under  normal  circumstances,  we invest at least 80% of our total  assets
     (including  assets  obtained  through  leverage)  in equity  securities  of companies  that derive a majority of their  revenues  in the  upstream  and midstream gas and oil segments of the energy sector."

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

5.   Comment:   Please  supplement  the  following  disclosure  to  explain  its significance.  "Similar to the tax  characterizations of distributions made by MLPs to their unitholders,  we believe that a significant portion of our distributions to stockholders may be treated as a return of capital."

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

November 6, 2007

6.   Comment: Please explain to the staff how the Fund will know if companies in which it might invest will "seek to mitigate potential commodity price risk by having a significant  percentage of their production hedged for multiple
     years"   as   disclosed    under   the   heading    "Targeted    Investment
     Characteristics."

     Response:  As  disclosed  in the  Registration  Statement,  the  investment professionals of the Fund's investment adviser follow a highly detailed and structured due diligence  process for each potential  investment.  This due diligence process is specifically  designed to obtain information that will permit the Fund's adviser to determine,  that the highlighted disclosure is true.

7.   Comment:   Please  include  earlier  in  the  Registration   Statement  the
     disclosure  found in Section 8.2 of the  Registration  Statement  under the
     heading   "Investment   Policies"   regarding  deviation  from  the  Fund's
     investment policies during the period in which the proceeds of any offering are being invested.

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

8.   Comment:  Please  revise  the  risk  factor  "Up to 100%  of our  portfolio investments  may be recorded at fair value as  determined  in good faith by our Board of Directors  and as a result,  there is and will  continue to be uncertainty as the value of our portfolio  investments"  to make clear that the fair value of such investments is not readily determinable.

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

9.   Comment: Please explain to the staff whether the term "compensation" in the discussion of the management fee paid to the Fund's investment  adviser has special meaning.

     Response:   The  Fund   hereby   confirms   to  the  staff  that  the  term
     "compensation"  as used in the  highlighted  disclosure  is not intended to have any special meaning. In addition,  the Fund has revised its disclosure in the IPO  Registration  Statement to ensure that the terminology  used to discuss  the  management  fee paid to the Fund's  investment  adviser  uses consistent terms.

10.  Comment:  Please  explain to the staff  whether  the payment of any accrued management  fee  upon  termination  of the  investment  advisory  agreement constitutes a violation of Section 15(a)(3) of the 1940 Act.

     Response:  The Fund does not  believe  that the  payment of any accrued but unpaid management fee upon termination of the investment advisory agreement constitutes a violation of Section 15(a)(3) of the 1940 Act. Such a payment is not a penalty for termination of the investment advisory agreement,  but rather an  acceleration of the obligation of the Fund to pay its investment adviser a fee that the adviser has  previously

November 6, 2007

     earned. The Fund will have previously recognized the accrued management fee as a  liability,  but will have  been  contractually  allowed  to defer its payment.  We note for the staff that  acceleration of the obligation to pay the advisory fee is a fairly common practice  disclosed in the registration statement for other unrelated issuers.

11.  Comment:  Please revise the  disclosure  regarding the process by which the board of directors of the Fund approved the investment  advisory  agreement with the Fund's investment  adviser to include the conclusions of the board regarding the fee to be paid to the adviser.

     Response:  The  requested  revision  has been made in the IPO  Registration
     Statement.

     We look  forward to hearing  from you soon to discuss any  comments you may have on this letter.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

EJG

cc:  Ed Russell, Tortoise Capital Resources Corporation
     Terry Matlack, Tortoise Capital Resources Corporation
     Diane Bono, Tortoise Capital Resources Corporation